Transamerica Asset Management 1801 California St, Suite 5200 Denver, CO 80202

October 9, 2024

VIA EDGAR CORRESPONDENCE

Ms. Lauren Hamilton

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (File Nos. 033-02659; 811-04556) (the “Registrant”, and each series thereof a “Fund” and together, the “Funds”)

Comments Pursuant to Review of the Registrant’s Financial Statements for the Fiscal Years Ended October 31, 2023, and December 31, 2023, each filed on Form N-CSR (each a “Filing” and together, the “Filings”)

Dear Ms. Hamilton:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Filings, which were submitted via EDGAR to the Securities and Exchange Commission (the “SEC”) on January 3, 2024 (SEC Accession No. 0001193125-24-001436) and March 4, 2024 (SEC Accession No. 0001193125-24-057731). The Staff’s comments were conveyed to the Registrant by telephone on July 17, 2024. The Staff noted that the comments generally apply to each Filing unless specifically noted.

Below are the Staff’s comments on the Filings and the Registrant’s responses thereto.

1.

Comment: The Staff notes that the Registrant’s Registration Statement dated March 1, 2024 was filed with the SEC on February 29, 2024, (Post-Effective Amendment No. 316, Accession No.0001193125-24-052681, the “Post-Effective Amendment”) which is 121 days after the fiscal year end of the Funds. Please discuss the reasons for this tardy filing and address whether the Funds sold off a prospectus including stale financial statements. The Staff reminds the Registrant of the requirement of Rule 8b-16(a) of the 1940 Act.

Response: The Registrant filed the Post-Effective Amendment on February 29, 2024. The Registrant based its filing calendar on the filing calendar from the prior year which had the Registrant filing its Rule 485(b) filing on the last business day of February. Due to leap year, the last business day of February 2024 was 121 days after the close of the Funds’ October 31, 2023 fiscal year end. The Registrant and certain of its service providers have made enhancements to their policies and procedures to prevent a recurrence of this kind.

The Registrant notes that the Funds did not sell shares off prospectuses containing stale financial statements. The Funds complied with the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, which provides that “when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than sixteen months prior to such use, so far as such information is known to the user of such prospectus or can be furnished by such user without unreasonable effort or expense.” The Registrant’s prospectuses used on February 29, 2024 included financial statements as of October 31, 2022, which were not stale under Section 10(a)(3) as they were not more than sixteen months old. The Post-Effective Amendment was stated to, and did become, effective on March 1, 2024.

While filing the Post-Effective Amendment on February 28, 2024 would have complied with Rule 8b-16 under the 1940 Act, filing on that date would not have affected the prospectuses used for sales on February 29, 2024, which, as noted above, did not contain stale financial statements. The Funds’ March 1, 2024 prospectuses included updated financial statements as of October 31, 2023.

The Registrant acknowledges the Staff’s comment and confirms that it will timely file its registration statements.

2.

Comment: The Staff notes that there was an issue with the operation of a link to the prospectus for Class I2 of Transamerica Long Credit. Please confirm the links to this prospectus are operating properly.

Response: The Registrant has fixed the link in question and confirms that all links to the noted prospectus are operating properly.

3.

Comment: The Staff notes that Item 11(b) of Form N-CSR requires that the Registrant disclose the relevant information that occurred during the period covered by the report. Please use the correct language going forward and confirm that there has been no change in the Registrant’s internal controls over financial reporting during the applicable period.

Response: The Registrant will make changes consistent with the Staff’s comment going forward. The Registrant confirms that there were no changes to the Registrant’s internal controls over financial reporting that occurred during the applicable period covered by the Filings that materially affected, or are reasonably likely to materially affect, the Registrant’s internal controls over financial reporting.

4.

Comment: The Staff notes that Item 4(d) of the certifications required by Item 19(a)(2) of Form N-CSR requires that the Registrant’s certifying officer(s) certify that the Registrant has disclosed in the relevant report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting. Please file an amended Form N-CSR with respect to the Registrant’s financial statements for the fiscal year ended October 31, 2023 with the corrected certifications addressing the full period of that report and include an explanatory note for the amendment.

Response: The Registrant will make a Form N-CSR/A filing to amend the certifications consistent with the Staff’s comment, including a related explanatory note.

5.

Comment: The Staff notes that Item 27(b)(6) of Form N-1A requires that the annual report to shareholders include a statement that the Statement of Additional Information (“SAI”) includes additional information about fund directors and is available, without charge, upon request, and a toll-free (or collect) telephone number for shareholders to call to request the SAI. Please include such information in future filings.

Response: The Registrant will make changes consistent with the Staff’s comment going forward.

6.

Comment: With respect to Transamerica High Yield ESG, Transamerica Sustainable Bond and Transamerica Sustainable Equity Income, please include an 80% investment policy with regard to the use of the words “sustainable” and “ESG” as applicable in the name of these funds.

Response: The Registrant believes the terms “sustainable” and “ESG,” as used in the names of the noted Funds, connote an investment strategy and therefore do not require the Funds to include a related 80% investment policy under the current Rule 35d-1 under the 1940 Act. The Registrant acknowledges that each of these Funds will need to adopt a related 80% policy in advance of the December 10, 2025 compliance date for the amendments to Rule 35d-1.

7.

Comment: With respect to Transamerica Sustainable Equity Income, the Staff notes that the Fund’s prospectus states “The sub-adviser applies its sustainability assessment framework in evaluating each company considered for the fund. The sub-adviser maintains an exclusion list containing companies involved in a range of activities that the sub-adviser believes have a negative impact on the environment and/or social factors.” The Staff notes that the exclusion criteria include fossil fuels. The Staff further notes that the strategy review included in the Fund’s Annual Report to Shareholders indicates that the utility company, AES Corp., detracted from the Fund’s performance, “partly caused by the higher interest rate environment and partly by management nudging down guidance due to some project delays and complications of exiting its coal assets”. Please explain how this investment is in line with the Fund’s exclusionary screening process disclosed in the prospectus.

Response: The Registrant notes that the exclusionary screen with respect to fossil fuels disclosed in the prospectus for Transamerica Sustainable Equity Income is defined as “engagement in the extraction of coal and oil.” AES Corp. (“AES”) passes this and all other exclusionary screens of the Fund. More specifically, AES passes the fossil fuels criteria because the company is not engaged in the extraction of coal or oil. The reference noted in the strategy review included in the Fund’s Annual Report to Shareholders refers to coal powered generation by AES, and coal powered generation is not one of the exclusionary criteria for the Fund, only coal extraction.

8.

Comment: With respect to certain series of the Registrant, please supplementally explain why the investment management fees payable in the Statement of Assets and Liabilities are relatively high when compared to the investment management fee expenses shown in the Fund’s Statement of Operations (for example, the Transamerica ClearTrack 2015). In addition, please explain supplementally whether the Notes to the Financial Statements include all related-party disclosures such as “terms of settlement” in connection with advisory and sub-advisory arrangements. The Staff advises the Registrant to disclose significant elements of advisory and sub-advisory arrangements in the Notes to the Financial Statements going forward, and in particular, that the sub-adviser is compensated by the investment adviser and not the Funds. See ASC 850-10-50-1 and January 21, 2020 AICPA Expert Panel Meeting Minutes.

Response: The Registrant notes that the investment management fee expenses shown in the Statement of Operations represent the gross management fees accrued throughout the respective Fund’s fiscal year, and do not reflect any waivers, reimbursements or recaptures by Transamerica Asset Management, Inc. (“TAM”), the Funds’ investment manager. The investment management fees payable in the Statement of Assets and Liabilities for a Fund represents the fees payable by the Fund to TAM, net of any expenses waived and/or reimbursed by TAM and including any amounts recaptured by TAM of previously waived and/or reimbursed expenses as allowed by the Fund’s expense limitation agreement. Investment management fees are computed daily and paid monthly. The amounts shown as investment management fees payable in the Statement of Assets and Liabilities for a Fund were accrued during the final month of the Fund’s fiscal year and paid out of the Fund on the first business day of the subsequent fiscal year. In the case of Transamerica ClearTrack 2015, the investment management fees payable shown in the Statement of Assets and Liabilities reflects the investment management fees as well as certain recaptures and smaller waivers by TAM that were accrued in October 2023.

The Registrant believes the Notes to the Financial Statements include all required related-party disclosures with respect to advisory and sub-advisory arrangements. Further, the Registrant notes that the “Organization” note contained in the Notes to the Financial Statements includes the following disclosure related to the payment of sub-advisory fees, “TAM, not the Fund, is responsible for paying the sub-adviser(s) for their services, and sub-advisory fees are TAM’s expense.”

9.

Comment: The Staff notes that certain Funds invest significant amounts of their net assets in other Funds. Please disclose how investors may obtain a copy of the financial statements of such underlying Funds. See IM-DCFO 1997-02.

Response: The Staff’s comment has been noted. Going forward, the Registrant will include disclosure within the financial statements of applicable Funds regarding how investors may obtain a copy of an underlying Fund’s financial statements when a Fund invests a significant amount in one or more underlying Fund.

10.

Comment: With respect to the tax reclaim amounts reported on the Statements of Asset and Liabilities for Transamerica International Equity and Transamerica International Focus, please provide the country or countries that the tax reclaims pertain to, as well as an explanation of the Funds’ processes for monitoring the tax reclaims.

Response: The Registrant notes that the tax reclaim amounts reported on the Statement of Asset and Liabilities for Transamerica International Equity pertain to the following countries: Belgium, Switzerland, Germany, Denmark, Finland, France, United Kingdom, Japan, and Korea. The Registrant notes that the tax reclaim amounts reported on the Statement of Asset and Liabilities for Transamerica International Focus pertain to the following countries: Austria, Switzerland, Germany, Denmark, Finland, France, United Kingdom, Italy, Japan, Korea, and Taiwan. TAM engages the Funds’ custodian, State Street Bank and Trust Company (“State Street”), to monitor and assist with the submission and processing of treaty-based reclaims, which includes providing required documentation and managing the process through State Street’s automated proprietary Tax Reclaim System (“TRS”). TRS tracks the progress of all tax reclaim filings, monitors filed receivables, and provides reconciliations between State Street’s custody and accounting systems to ensure the accuracy of reclaim accruals. TAM has also solicited the assistance of WTax to monitor and submit for European Court of Justice tax reclaims. TAM oversees and monitors the tax reclaim process in its entirety, including the review of regular reporting from State Street and WTax.

11.

Comment: The Staff notes that disclosure in the Note to the Financial Statements indicates that any income recognized for European Court of Justice tax reclaims is reflected in “Other Income” in the Statement of Operations for certain Funds. Please confirm if such income is above 5% for any Fund, and if so, please disclose separately. See Reg S-X 6-07-1.

Response: The Registrant notes that the amounts of income recognized for European Court of Justice tax reclaims during the period covered by the report were $56,168 for Transamerica International Small Cap Value, $1,330,473 for Transamerica International Equity, and $62,515 for Transamerica International Growth. Such income was below 5% of total fund income for each of these Funds.

12.

Comment: With respect to Transamerica Emerging Markets Debt, please explain supplementally the reason for the large due to custodian balance and cash overdraft amounts disclosed in the Financial Statements and discuss any related controls. Please include additional disclosure in the Financial Statements when a Fund has incurred overdraft expenses, such as the average balance, the average number of days and the average interest rate incurred of the overdrafts.

Response: The large due to custodian balance reflected in the Financial Statements for Transamerica Emerging Markets Debt was the result of certain cash transactions (two cash collateral transactions and two trade settlements) with a contractual settlement date prior to the period end date which had not been physically received in the Fund’s custody account as of the period end date. On a daily basis, the Fund invests its available cash in an overnight repo. The overnight repo amount is determined from the cash balance in the accounting records which is normally based off of the contractual settlement date of transactions. Due to the aforementioned cash transactions not physically settling into the custody account prior to the period end date, the amount invested in the overnight repo was more than the actual cash balance in the custody account, resulting in the due to custodian balance and cash overdraft. As a result of the Registrant’s oversight processes and discussions with State Street Bank and Trust Company, the Fund’s custodian, and the Fund’s sub-adviser, the Fund did not bear overdraft fees as a result of this timing issue. The Registrant and the sub-adviser monitor cash availability and balances daily, as well as potential impacts of any overdraft charges.

The Registrant notes that the cash overdraft charges disclosed in the Financial Statements for Transamerica Emerging Markets Debt were the result of overdrawn foreign currency balances due to certain foreign security transactions settling after their contractual settlement date during the Fund’s fiscal year. The Registrant and the sub-adviser monitor settlement dates closely, but certain foreign settlements can at times result in delays.

The Registrant notes the Staff’s comment and will include additional disclosure relating to cash overdrafts as applicable and appropriate in future filings.

13.

Comment: The Staff notes that Transamerica Emerging Markets Debt and Transamerica Unconstrained Bond disclosed return of capital distributions. Please ensure that there is no reference to yield or dividends when describing distributions that contain returns of capital in marketing materials, financial statement disclosures and website disclosures, as it may be misinterpreted as income.

Response: The Registrant has detailed disclosure relating to the potential for return of capital in its materials including, among other things, that a return of capital should not be confused with yield or income. The Registrant will explore whether certain additional changes should be made to address this comment.

14.

Comment: The Staff notes that Registrant’s response to Item B.23 of Form N-CEN for the period ended October 31, 2023 only disclosed information for Transamerica Energy Infrastructure. Please explain why the return of capital distributions for Transamerica Emerging Markets Debt and Transamerica Unconstrained Bond were not noted in response to this item.

Response: The Registrant notes that Transamerica Energy Infrastructure was the only Fund that was estimated to be distributing from sources other than income during the period ending October 31, 2023. Rule 19a-1 Notices were sent to shareholders of Transamerica Energy Infrastructure notifying them of the estimated return of capital. Transamerica Emerging Markets Debt and Transamerica Unconstrained Bond are daily distributing Funds and best estimates at the time of distributions identified that both Funds had sufficient earnings and profits to cover the dividends. It was not until fiscal year-end tax adjustments were made that parts of the dividends paid by these Funds were determined to be return of capital. Consistent with Rule 19a-1(e) under the 1940 Act, disclosures of return of capital were made to shareholders of these Funds through the first report to shareholders following this determination. In addition, the return of capital was disclosed in Form 1099 and Form 8937 posted on Transamerica’s website.

15.

Comment: Please ensure that risk disclosure in the Financial Statements aligns with current risk disclosure in the Funds’ prospectuses and provide the reasoning for the alignment discrepancies between the Funds’ prospectuses and Financial Statement disclosures. Specifically, the Staff notes the following: (1) Transamerica Asset Allocation Intermediate Horizon and Transamerica Asset Allocation Short Horizon do not include “asset allocation risk” disclosure in the Financial Statements, but do include this risk information in the current prospectus; (2) Transamerica Balanced II does not include “fixed-income securities risk” in the Financial Statements, but does include the risk information in the current prospectus; (3) Transamerica Core Bond does not include “credit risk” in the Financial Statements, but does include this risk in the current prospectus; and (4) Transamerica Small/Mid Cap Value does not include “medium capitalization companies risk” in the Financial Statements, but does include the risk information in the current prospectus.

Response: The Registrant reviewed the Financial Statement risk disclosure with the Funds’ independent registered public accounting firm while the financial statements were being prepared and believes that listing certain key risks was appropriate. The Registrant notes that it currently includes disclosure that a more complete list of risks can be found in the prospectus. The Registrant will consider the inclusion of additional risk disclosures in future reports.

16.

Comment: The Staff notes that, with respect to Transamerica Large Growth and Transamerica Core Bond, the shareholder fee table information in the Fund’s prospectus included in the Post-Effective Amendment does not match the information in the Financial Highlights section of the prospectus. Please reconcile the expense ratio in the Financial Highlight to the shareholder fee table. See Item 3 of Form N-1A.

Response: The Registrant notes that, as a part of the preparation of the shareholder fee table information in the Fund prospectuses, the Registrant reconciles the expense ratios in the Financial Highlights to the shareholder fee table. Transamerica Large Growth and Transamerica Core Bond incurred extraordinary expenses, as determined under generally accepted account principles, which were included in the Financial Highlights but, consistent with Instruction 3(c)(ii) to Item 3 of Form N-1A, were not included in the shareholder fee table. As the Registrant determined the extraordinary expenses incurred did not materially impact the Fund’s “Other Expenses,” no related footnote to shareholder fee table was included.

17.

Comment: With respect to Transamerica Balanced II, the Staff notes that the Notes to the Financial Statements indicate that reorganization expenses are excluded from total operating expenses for the purpose of calculating and applying expense caps limits, but the footnote to the Fund’s shareholder fee table in the prospectus does not disclose reorganization expenses as an exclusion. Please supplementally explain the discrepancy of this information and align the disclosure as appropriate.

Response: The Registrant will update the Notes to the Financial Statements to align with exclusions from the expense caps as set forth in the expense limitation agreement in future filings.

18.

Comment: With respect to Transamerica Emerging Markets Opportunities, the Staff noted that the Fund’s assets declined materially $804 million to $360 million in 2023 and asked whether TAM had considered restating the total operating expenses of the Fund to reflect any increase in Fund expenses as a result of the decrease in assets.

Response: The Registrant notes that during fiscal year 2023, the reduction in assets in Transamerica Emerging Markets Opportunities was primarily driven by redemptions by certain asset allocation Funds that invest in the Fund. Consistent with Item 3 of Form N-1A, the Fund based the percentages of its “Annual Fund Operating Expenses” on amounts incurred during the Fund’s most recent fiscal year. The Registrant analyzed the impacts of the asset allocation Fund redemptions and resulting decrease in assets on the annual operating expenses of the Fund, and determined that, again consistent with the requirements of Item 3 of Form N-1A, not to restate the Fund’s expense information as the Registrant did not believe there were changes in expenses that materially affected the information disclosed in the fee table.

Additionally, the Registrant notes that a supplement to the currently effective prospectuses, summary prospectuses and statements of additional information for Transamerica Emerging Markets Opportunities was filed on June 28, 2024. That supplement, which discloses a change in sub-adviser and certain changes to be effective on or about August 30, 2024, includes restated expenses based on estimates for the current fiscal year as a result of the decrease in assets.

Please call the undersigned at (720) 529-6916 with any questions.

Very truly yours,

/s/ Vincent J. Toner
Vincent J. Toner
Vice President, Treasurer and Principal Financial Officer
Transamerica Funds